Exhibit 21.1

SUBSIDIARIES
OF
CENNTRO ELECTRIC GROUP LIMITED ACN 619 054 938

Subsidiaries	Jurisdiction of Incorporation
Cenntro Automotive Corporation	The United States of America
Cennatic Power, Inc.	The United States of America
Cenntro Automotive Group Limited	Hong Kong, People’s Republic of China
Cenntro Electric Group, Inc.	The United States of America
Cenntro Automotive Europe GmbH	Germany
Cenntro Electric Group (Europe) GmbH, (f.k.a Blitz F22-1 GmbH)	Germany
Hangzhou Cenntro Autotech Co., Ltd.	People’s Republic of China
Hangzhou Hengzhong Tech Co., Ltd	People’s Republic of China
Hangzhou Ronda Tech Co., Ltd.	People’s Republic of China
Shengzhou Cenntro Machinery Co., Ltd.	People’s Republic of China
Simachinery Equipment Limited	Hong Kong, People’s Republic of China
Zhejiang Cenntro Machinery Co., Ltd.	People’s Republic of China
Zhejiang Sinomachinery Co., Ltd.	People’s Republic of China
Zhejiang Tooniu Tech Co., Ltd.	People’s Republic of China
Zhejiang Xbean Tech Co., Ltd.	People’s Republic of China